                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549






                                    FORM 11-K






       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
             ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996



                         Commission file number 1-14180






                               LORAL SAVINGS PLAN



                        LORAL SPACE & COMMUNICATIONS LTD.
                                600 Third Avenue
                            New York, New York 10016

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.






                                                            LORAL SAVINGS PLAN
                                                       -----------------------
                                                                 (Plan)



Date:    June 27, 1997                         BY:          STEPHEN L. JACKSON
                                                       -----------------------
                                                             Stephen L. Jackson
                                                              Committee Member

                               LORAL SAVINGS PLAN

                                TABLE OF CONTENTS
                            ------------------------


                                                                            Page
                                                                            ----
Report of Independent Accountants'                                           1

Financial Statements

         Statement of Net Assets Available For Benefits With Fund            2
              Information As of December 31, 1996

         Statement of Changes in Net Assets Available For Benefits           3
              With Fund Information For the Period April 23, 1996
              (inception) through December 31, 1996

         Notes to Financial Statements                                       4

Supplemental Schedules

         Item 27a - Schedule of Assets Held For Investment Purposes         11
              As of December 31, 1996

         Item 27d - Schedule of Reportable Transaction                      12
              For the Year Ended December 31, 1996

Exhibit:

         Consent of Independent Accountants'                                13

To the Participants and
Plan Administrator of the
Loral Savings Plan

                         INDEPENDENT ACCOUNTANTS' REPORT

         We were engaged to audit the financial statements and supplemental schedules of the Loral Savings Plan (the Plan) as of December 31, 1996 and for the period April 23, 1996 (inception) to December 31, 1996. These financial statements and schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1996, and the changes in net assets available for plan benefits for the period April 23, 1996 (inception) to December 31, 1996 in conformity with generally accepted accounting principles.

         Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits for each fund. The supplemental information and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                MOHLER, NIXON & WILLIAMS
                                                Accountancy Corporation

Campbell, California
June 27, 1997

                               LORAL SAVINGS PLAN
      Statement of Net Assets Available for Benefits with Fund Information
                             As of December 31, 1996
                                 (In thousands)

                                                                         Participant Directed
                               ----------------------------------------------------------------------------------------------------
                                                                                                                          Retirement
                                Blue Chip                      Growth &                                                      Money
                                 Growth        Magellan          Income          Asset        Overseas     Intermediate      Market
                                  Fund           Fund          Portfolio        Manager         Fund        Bond Fund      Portfolio
Assets

Investments                      $41,094         $6,287         $18,311         $2,380         $2,803         $1,304         $41,284
                                 -------         ------         -------         ------         ------         ------         -------
Net assets available for
benefits                         $41,094         $6,287         $18,311         $2,380         $2,803         $1,304         $41,284
                                 =======         ======         =======         ======         ======         ======         =======


                                                                                   Non-Participant
                                        Participant Directed                          Directed
                               -----------------------------------------        -----------------------
                                 Blended          Loral                         Loral         Ford
                                 Income           Stock          Loan           Stock         Stock
                                  Fund            Fund           Fund           Fund           Fund            Total

Assets

Investments                      $18,818         $99,680         $4,416         $3,173         $28,807         $268,357
                                 -------         -------         ------         ------         -------         --------
Net assets available for
benefits                         $18,818         $99,680         $4,416         $3,173         $28,807         $268,357
                                 =======         =======         ======         ======         =======         ========



   The accompanying notes are an integral part of these financial statements.

                               LORAL SAVINGS PLAN

 Statement of Changes in Net Assets Available for Benefits with Fund Information For the period April 23, 1996 (inception) through December 31, 1996 (In thousands)

                                                                        Participant Directed
                                               -----------------------------------------------------------------------------
                                               Blue Chip                         Growth &
                                                Growth          Magellan          Income             Asset           Overseas
                                                 Fund             Fund           Portfolio          Manager           Fund
                                               --------          -------          --------          -------          -------
Additions
  Contributions
    Rollovers                                  $    307          $   174          $    262          $    55          $    49
    Employer                                          9                3                13               --                1
    Participant                                   1,955              522               741              131              180
  Investment Income
    Interest and dividends                           --               --                --               --               --
    Net investment gain (loss) from
      registered investment company               2,910               46               699              157              166
    Net appreciation (depreciation) in
      fair value of investments                   1,022              428               890               --              (15)
                                               --------          -------          --------          -------          -------

Total Additions                                   6,203            1,173             2,605              343              381
                                               --------          -------          --------          -------          -------

Deductions
  Benefits paid to participants                  (1,242)            (119)             (458)              (6)              (6)
  Administrative expenses                            --               --                --               --               --
                                               --------          -------          --------          -------          -------
  Total deductions                               (1,242)            (119)             (458)              (6)              (6)
                                               --------          -------          --------          -------          -------

Interfund transfers                                  84              (48)            5,187              785              554
Transfer from Prior Plans                        36,049            5,281            10,977            1,258            1,874
                                               --------          -------          --------          -------          -------

Net increase                                     41,094            6,287            18,311            2,380            2,803

Net assets available for benefits at
  April 23, 1996                                     --               --                --               --               --
                                               --------          -------          --------          -------          -------

Net assets available for benefits at
  December 31, 1996                            $ 41,094          $ 6,287          $ 18,311          $ 2,380          $ 2,803
                                               ========          =======          ========          =======          =======


                                                                              Participant Directed
                                              --------------------------------------------------------------------------------
                                                              Retirement
                                                                Money              Blended           Loral
                                            Intermediate        Market             Income            Stock              Loan
                                              Bond Fund        Portfolio            Fund              Fund              Fund
                                              ---------         --------          --------          --------          -------
Additions
  Contributions
    Rollovers                                  $     5          $  1,134          $     45          $    359          $    --
    Employer                                         1               435                 4                --               --
    Participant                                    101             1,452               670             3,024               --
  Investment Income
    Interest and dividends                          --             2,295               626                --              178
    Net investment gain (loss) from
      registered investment company                 52                --                --                --               --
    Net appreciation (depreciation) in
      fair value of investments                     13                --                --            18,331               --
                                               -------          --------          --------          --------          -------

Total Additions                                    172             5,316             1,345            21,714              178
                                               -------          --------          --------          --------          -------

Deductions
  Benefits paid to participants                    (12)           (1,389)             (910)           (1,244)             (95)
  Administrative expenses                           --                (7)               --                (1)              --
                                               -------          --------          --------          --------          -------
  Total deductions                                 (12)           (1,396)             (910)           (1,245)             (95)
                                               -------          --------          --------          --------          -------

Interfund transfers                                  3            (7,548)              376             1,175              162
Transfer from Prior Plans                        1,141            44,912            18,007            78,036            4,171
                                               -------          --------          --------          --------          -------

Net increase                                     1,304            41,284            18,818            99,680            4,416

Net assets available for benefits at
  April 23, 1996                                    --                --                --                --               --
                                               -------          --------          --------          --------          -------

Net assets available for benefits at
  December 31, 1996                            $ 1,304          $ 41,284          $ 18,818          $ 99,680          $ 4,416
                                               =======          ========          ========          ========          =======


                                                         Non-Participant Directed
                                              ---------------------------------------------
                                                Loral            Ford
                                                Stock            Stock
                                                Fund              Fund              Total
                                               -------          --------          ---------
Additions
  Contributions
    Rollovers                                  $    --          $     --          $   2,390
    Employer                                     2,678                --              3,144
    Participant                                     --                --              8,776
  Investment Income
    Interest and dividends                          --                --              3,099
    Net investment gain (loss) from
      registered investment company                 --                --              4,030
    Net appreciation (depreciation) in
      fair value of investments                    524             3,439             24,632

                                               -------          --------          ---------
Total Additions                                  3,202             3,439             46,071
                                               -------          --------          ---------

Deductions
  Benefits paid to participants                     --              (490)            (5,971)
  Administrative expenses                           --                --                 (8)
                                               -------          --------          ---------
  Total deductions                                  --              (490)            (5,979)
                                               -------          --------          ---------

Interfund transfers                                (29)             (701)                --
Transfer from Prior Plans                           --            26,559            228,265
                                               -------          --------          ---------

Net increase                                     3,173            28,807            268,357

Net assets available for benefits at
  April 23, 1996                                    --                --                 --
                                               -------          --------          ---------

Net assets available for benefits at
  December 31, 1996                            $ 3,173          $ 28,807          $ 268,357
                                               =======          ========          =========



   The accompanying notes are an integral part of these financial statements.

                               LORAL SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

1.    Plan Description

      General

      The Loral Savings Plan (the "Plan") was established on April 23, 1996 following the spin-off and formation of Loral Space & Communications Ltd. ("Loral"). It was established for the benefit of employees of certain affiliates of Loral (collectively referred to as the "Employer"), and is sponsored by Space Systems/Loral, Inc. ("SS/L").

      In May 1996, assets from two other tax-qualified 401(k) plans - the Loral Master Savings Plan and the Loral Aerospace Savings Plan (the "Prior Plans") - representing participants of the Prior Plans who were affected by the spin-off, were transferred to the Plan.

      The Plan is a defined contribution plan designed to provide eligible employees with systematic savings and tax-advantaged long-term savings for retirement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Regular full-time and regular part-time employees of the Employer are eligible to participate in the Plan as of their date of hire.

      A complete description of the Plan's provisions is contained in the Plan document.

      Investment Options

      Participants may direct their contributions in 5% increments in any of the following investment options:

            Loral Stock Fund - Funds are primarily invested in Loral Space & Communications Ltd. Common Stock ("Loral Common Stock") and are reflected as participant directed in the accompanying financial statements. Assets invested in the Loral Stock Fund are expressed in units of participation rather than shares of Loral Common Stock. Such units represent a proportionate interest in all assets of the Loral Stock Fund, which includes Loral Common Stock and the Fidelity Short Term Interest Fund. A net asset value per unit of participation is determined daily for each outstanding unit of the Loral Stock Fund.

            Fidelity Blue Chip Growth Fund - Funds are invested in a diversified portfolio of common stocks of well-known and established companies.

            Fidelity Growth & Income Fund Portfolio - Funds are invested in securities of companies that offer potential growth of earnings while paying current dividends.

            Fidelity Asset Manager - Funds are invested in stocks, bonds, and short-term investments, both in the U.S. and abroad, to blend the long-term performance of equity and fixed income investments.

                               LORAL SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS - Continued

            Fidelity Magellan Fund - Funds are invested for capital appreciation in a broad range of stocks of domestic, multinational, and foreign companies that have significant activities and interests outside the U.S.

            Fidelity Overseas Fund - Funds are invested in foreign securities with the objective of long-term growth.

            Fidelity Retirement Money Market Portfolio - Funds are invested in a diversified portfolio of high-quality, interest-bearing, money market instruments with short-term maturities.

            Blended Income Fund - Funds are invested in guaranteed investment contracts with various insurance companies and the Fidelity Short-Term Interest Fund. The investment contracts have fixed rates of interest for fixed periods of time. Certain limitations over transfers to or from the Fund are defined by the Plan and/or the contract. Pending the purchase of investment contracts, funds are invested in the Fidelity Short-Term Interest Fund.

            Fidelity Intermediate Bond Fund - Funds are invested in fixed income securities which include bonds, notes, convertible bonds, mortgage-backed and asset-backed securities, domestic and foreign government and government agency securities, zero coupon bonds, and short-term obligations, such as commercial paper and notes, bank deposits and other financial institution obligations and repurchase agreements.

      The Ford Stock Fund is a carry-over fund resulting from the transfer of assets from a prior plan. Contributions and reinvestment of dividends into this fund are not permitted. Dividends received on Ford Common Stock are invested in the Retirement Money Market Fund. Assets invested in the Ford Stock Fund will be expressed in units of participation rather than shares of Ford Common Stock. Such units represent a proportionate interest in all assets of the Ford Stock Fund, which includes Ford Common Stock and the Fidelity Short Term Interest Fund. A net asset value per unit of participation will be determined daily for each outstanding unit of the Ford Stock Fund.

      As of December 31, 1996, there were approximately 3,000 participants in the Plan, some of whom have elected to invest in more than one fund.

      Participant Accounts

      A participant's account is credited with (a) the participant's contribution, (b) the employer's matching contribution and (c) an allocation of Plan earnings, net of certain investment management fees. Allocations are based on a participant's account balance as a percentage of the sum of all participants' account balances.

      Vesting and Forfeitures

      Participants are immediately vested in their contributions plus actual earnings thereon. Generally, participants vest 100% in employer contributions plus actual earnings thereon after completion of five years of service and, thereafter, vest immediately in all future employer contributions. On termination of service due to death, disability, or retirement, participants become fully vested. Non-vested employer contributions are forfeited upon termination or withdrawal. These amounts are used for certain Plan administrative expenses or to reduce

                               LORAL SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS - Continued


      future employer contributions. Forfeitures for the year ended December 31, 1996 were approximately $109,000 and will be used to reduce employer contributions in 1997.

      Contributions

      The Plan has both a Tax-Efficient Savings ("TES") and a Regular Savings feature. Under the Plan, and subject to limits imposed by the Internal Revenue Code ("IRC"), participants may elect a reduction in eligible salary up to 15% with a corresponding TES contribution in the same amount made to the Plan by the Employer on their behalf. Such contributions are excluded from the participant's taxable income. Subject to limits imposed by the IRC, participants may also contribute up to 10% of their base salaries to the Regular Savings feature of the Plan on an after-tax basis.

      Participants' contributions are matched at a rate of $.60 for each dollar of TES and/or Regular Savings contributions, up to 6% of a participant's base salary, unless the Employer determines to make a lesser contribution or no contribution. All employer matching contributions are invested in Loral Stock and are reflected as non-participant directed in the accompanying financial statements. Participants who are 55 years old and have 10 years of service may direct their employer matching contributions to any available investment option except the Ford Stock Fund.

      Payment of Benefits

      Upon termination, participants receive the vested portion of their account balance as soon as practicable after termination. Terminated participants who have an account balance in excess of $3,500 may elect to leave their account balance in the Plan and withdraw it at any time up to age 65.

      Assets in a participant's TES account may be withdrawn only for financial hardship before termination of employment or before reaching age 59-1/2. Financial hardship is determined pursuant to provisions of the IRC. Generally, a 10% penalty will be imposed on certain withdrawals of pre-tax assets made before the participant reaches age 59-1/2. After age 59-1/2. TES assets may be withdrawn in total or in part at any time.

      Assets in a participant's Regular Savings account may be withdrawn in total or in part at any time in accordance with the Plan provisions.

      Withdrawals of Ford Stock and/or Loral Stock in participants' Employer Contribution accounts are available at the end of the two-year period following the year in which the Employer Contributions were made, if they are vested and the Employer Contributions were made prior to March 1, 1995. Employer Contributions made on or after March 1, 1995 must remain invested in Loral Stock until the participant is eligible to retire or upon termination of employment, if vested.

                               LORAL SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS - Continued


      Payment of Administrative Expenses

      Most administrative expenses are paid by the Plan. The Plan permits the Employer to use forfeitures from participants' non-vested accounts to pay certain administrative expenses, to the extent not paid by the Employer.

      Loans

      The Plan permits active participants to borrow from assets in their TES accounts that are not invested in the Blended Income Fund. The minimum loan amount is $1,000. The maximum loan permitted is the lesser of: (1) $50,000 minus the highest outstanding loan balance during the last twelve months, (2) 50% of the vested account balance, or (3) the assets in the TES Account which are eligible for a loan. The amounts in (2) and (3) are reduced by any loan balance outstanding. Participants may have only one outstanding loan at a time. No new loans will be made until all outstanding loans are repaid. The interest rate for the loan is the prime rate as defined in the Plan document. This interest rate will remain the same for the term of the loan. Interest rates range from 6% to 10%.

      The term of a loan can be up to five years except for loans to purchase a primary residence, which can have a term of 10 years. Loan repayment is made through payroll deductions. Repayment of the entire balance is permitted at any time. All loan repayments are allocated to the investment funds elected by a participant for current TES Contributions.

2.    Summary of Significant Accounting Policies

      Basis of Accounting

      The financial statements of the Plan are prepared under the accrual method of accounting.

      Investment Valuation and Income Recognition

      The Plan's investments are stated at fair value.

      Investments in Loral Stock Fund and Ford Stock Fund are valued at a net asset value per unit of participation.

      Shares of registered investment company funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end.

      Loans receivable from participants are valued at cost which approximates fair value.

      Guaranteed investment contracts with various insurance companies held in the Blended Income Fund are stated at contract value as reported by the insurance companies. Contract value represents contributions made under the contract, plus earnings at the contract rate, less withdrawals and expenses.

                               LORAL SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS - Continued


      The Plan presents in the statement of changes in net assets available for the benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments.

      Investment transactions are accounted for on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded when earned.

      Payment of Benefits

      Benefits are recorded when paid.

      Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

      Risks and Uncertainties

      The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

      Financial Instruments

      Fidelity may enter into forward foreign currency contracts to protect securities and related receivables and payables against fluctuations in future foreign currency rates. A forward contract is an agreement to buy or sell currencies of different countries on a specified future date at a specified rate. Risks associated with such contracts include the movement in the value of the foreign currency relative to the U.S. dollar and the ability of the counterparty to perform. The market value of the contract will fluctuate with changes in currency exchange rates.

      Fidelity may invest in futures and options contracts solely for the purpose of managing its exposure to the stock and bond markets and fluctuations in interest rates. The use of futures and options transactions involves the risk of imperfect correlation in movements in the price of futures and options contracts; interest rates and the underlying hedged assets, and the possible inability of counterparties to meet the term of their contracts. When the contract is closed, a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time when it was closed is recorded.

                                 LORAL SAVINGS PLAN
                      NOTES TO FINANCIAL STATEMENTS - Continued

3.    Investments

      Plan investments at December 31, 1996 were as follows (dollars in thousands):


                                                    Face Amount      Fair/Contract
                                                  or Shares/Units        Value           Cost
                                                  ---------------    -------------     -------
Loral Stock Fund**                                    8,403,053       $102,853*        $ 84,759

Fidelity Blue Chip Growth Fund                        1,257,068         41,094*          40,062

Fidelity Magellan Fund                                   77,956          6,287            5,884

Fidelity Growth & Income Fund                           595,870         18,311*          17,415

Fidelity Asset Manager Fund                             144,473          2,380            2,389

Fidelity Overseas Fund                                   90,897          2,803            2,817

Fidelity Intermediate Bond Fund                         129,332          1,304            1,293

Fidelity Retirement Money Market                     41,284,107         41,284*          41,284
   Portfolio Fund

Blended Income Fund:
   Fidelity Short Term Investment Fund                6,470,336          6,470            6,470
   Fidelity Internal GIC Pool                           682,499            682              682
   Guaranteed Investment Contracts:
       Metropolitan Life Insurance Company,
         7.96% maturing December 31, 1997             2,402,498          2,402            2,402
       Peoples Security Life, 5.47% maturing
         January 2, 1997                              9,263,786          9,264            9,264
                                                                      --------         --------
                                                                        18,818           18,818
                                                                      --------         --------

Ford Stock Fund                                       3,303,545         28,807*          25,320

Participant Loans                                                        4,416
                                                                      --------
                                                                      $268,357
                                                                      ========

* Represents greater than 5% of net assets available for benefits.

** Includes both participant directed and non-participant directed amounts.

                                 LORAL SAVINGS PLAN
                      NOTES TO FINANCIAL STATEMENTS - Continued

4.    Guaranteed Investment Contracts with Insurance Companies

      The Plan invests in several guaranteed investment contracts with insurance companies, which are included in the Blended Income Fund. The guaranteed investment contracts are stated at contract value, which approximates fair value. The average yield for the Blended Income Fund for the period from April 23, 1996 through December 31, 1996 was 5.8%. The crediting interest rates of the investment contracts range from 5.47% to 7.96%.

5.    Plan Termination

      Although the Employer has not expressed an intent to do so, the Employer can discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of a discontinuance and/or termination of the Plan, participants will become 100% vested and the net assets of the Plan will be allocated among the participants and their beneficiaries in accordance with the provisions of ERISA.

6.    Tax Status

      The Employer intends to seek a determination from the Internal Revenue Service that the Plan and related trust are designed in accordance with applicable sections of the IRC.

      Based upon present applicable laws and regulations, participants will not be subject to Federal income tax on the TES contributions or Employer contributions made on their behalf or on the earnings credited to their account until such time as they are withdrawn.

7.    Concentration of Credit Risk

      At December 31, 1996, approximately 45% of the Plan's assets are invested in Fidelity mutual funds.

8.    Subsequent Event

      On March 14, 1997, Loral acquired Skynet Satellite Services ("Skynet") from AT&T. On that date, all Skynet employees were able to become participants of the Plan.

                             SUPPLEMENTAL SCHEDULES

                               LORAL SAVINGS PLAN

             ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               As of December 31, 1996
                               (Dollars in thousands)

(a) (b) Identity of Issue, borrower,      (c)   Description of investment including maturity       d)  Cost       (e) Current/
        lessor or similar party                 date, rate of interest, collateral, par or                            contract value
                                                maturity value
*   Loral Stock Fund                            Common Stock                                           $84,759           $102,853

    Ford Stock Fund                             Common Stock                                            25,320             28,807

*   Fidelity Management Trust Company           Fidelity Blue Chip Growth Fund                          40,062             41,094
                                                Fidelity Growth & Income Fund                           17,415             18,311
                                                Fidelity Asset Manager Fund                              2,389              2,380
                                                Fidelity Magellan Fund                                   5,884              6,287
                                                Fidelity Overseas Fund                                   2,817              2,803
                                                Fidelity Retirement Money Market Portfolio              41,284             41,284
                                                Fidelity Intermediate Bond Fund                          1,293              1,304
                                                Fidelity Short-Term Investment Fund                      6,470              6,470
                                                Fidelity Internal GIC Pool                                 682                682

    Metropolitan Life Insurance Company         Guaranteed investment contract, 7.96% maturing
                                                  December 31, 1997                                      2,402              2,402

    Peoples Security Life                       Guaranteed investment contract, 5.47% maturing
                                                  January 2, 1997                                        9,264              9,264

*   Participant loans                           Interest rates ranging from 6% to 10%                                       4,416
                                                                                                                         --------

                                                                                                                         $268,357
                                                                                                                         ========

*  Party-in-interest

                               LORAL SAVINGS PLAN

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                      For the Year Ended December 31, 1996
                             (Dollars in thousands)


   (a) Identity of       (b) Description of asset (include)      (c)Total      (d)Total     (e)Total      (f)Total      (I)Net
       party involved        interest rate and maturity in          number of     number       value of      value of      gain or
                             Case of loan)                          purchases     of sales     purchases     sales         (loss)

*  Fidelity Management   Fidelity Blue Chip Growth Fund               148            125         $44,602      $ 4,531       ($10)
   Trust Company         Fidelity Magellan Fund                       134             91           7,613        1,755         26
                         Fidelity Growth & Income Portfolio           143             97          20,437        3,016         (6)
                         Fidelity Asset Manager                        83             33           2,615          236          9
                         Fidelity Overseas Fund                       105             41           3,218          400         (1)
                         Fidelity Intermediate Bond Fund               84             33           1,546          255          2
                         Fidelity Retirement Money Market Fund        157            149          60,292       19,007          -
                         Blended Income Fund                          107             93          21,340        2,522          -

   Ford Stock Fund       Common Stock                                  54             56          26,559        1,191        (48)

*  Loral Stock Fund      Common Stock                                 154            126          99,259       15,261        761



*  Party-in-interest